SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Amendment No. )

                      Geron Corporation
_________________________________________________________________
                             (Name of Issuer)



                         Common Stock
_________________________________________________________________
                      (Title of Class of Securities)



                         0003741631
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 0003741631                                      Page 2 of 8 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Domain Partners
     S.S. or I.R.S. Identification            II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting    641,838 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
                         ________________________________________
                         6)   Shared Voting
                              Power                -0-
                         ________________________________________
                         7)   Sole Disposi-  641,838 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           641,838 shares of
     Owned by Each Reporting person          Common Stock
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                            6.4%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003741631                       4444               Page 3 of 8 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Domain Associates
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New Jersey
     of Organization
_________________________________________________________________
Number of                5)   Sole Voting     24,999 shares of
Shares Beneficially           Power           Common Stock
Owned by Each
Reporting Person         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   24,999 shares of
                              tive Power      Common Stock, of
                                              which 21,568 are
                                              restricted and
                                              subject to vesting

                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially            24,999 shares of
     Owned by Each Reporting person           Common Stock, of
                                              which 21,568 are
                                              restricted and
                                              subject to vesting
_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                            0.3%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0003741631                                      Page 4 of 8 Pages
                               Schedule 13G
                               ____________

Item 1(a) -    Name of Issuer:  Geron Corporation

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               200 Constitution Drive
               Menlo Park, CA  94025

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Domain Partners II, L.P., a Delaware limited partnership ("Domain II"), and Domain Associates, a New Jersey general partnership ("DA") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c) -    Place of Organization:

               Domain II:  Delaware
               DA:  New Jersey

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number:  0003741631

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or         13d-
                                                                      2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               Domain II:  641,838 shares of Common Stock
               DA: 24,999 shares of Common Stock, of which 21,568 are restricted and subject to vesting

               (b)  Percent of Class:

               Domain II: 6.4%

CUSIP No. 0003741631                                      Page 5 of 8 Pages
               DA: 0.3%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
               Domain II:  641,838 shares of Common Stock
               DA:  24,999 shares of Common Stock

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:

               Domain II:  641,838 shares of Common Stock
               DA: 24,999 shares of Common Stock, of which 21,568 are restricted and subject to vesting

               (iv) shared power to dispose or to direct the disposition
                    of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Company:

               Not applicable.

Item 8 - Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.


Item 10 -      Certification:

               Not applicable.

CUSIP No. 0003741631                                      Page 6 of 8 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DOMAIN PARTNERS II, L.P.
                              By:  One Palmer Square Associates    II L.P.,
                              General Partner

                              By    /s/ Jesse I. Treu
                                    General Partner

                              DOMAIN ASSOCIATES


                              By   /s/ Jesse I. Treu
                                   General Partner


Date:  January 31, 1997

CUSIP No. 0003741631                                      Page 7 of 8 Pages

                                                       EXHIBIT 1
                               AGREEMENT OF
                         DOMAIN PARTNERS II, L.P.,
                                    AND
                             DOMAIN ASSOCIATES
                         PURSUANT TO RULE 13d-1(f)
                         _________________________

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                              DOMAIN PARTNERS II, L.P.
                              By:  One Palmer Square Associates    II L.P.,
                              General Partner

                              By   /s/ Jesse I. Treu
                                    General Partner

                              DOMAIN ASSOCIATES


                              By    /s/ Jesse I. Treu
                                   General Partner




Date:  January 31, 1997

CUSIP No. 0003741631                                      Page 8 of 8 Pages
                                                       EXHIBIT 2

                     Identification and Classification
                           of Members of the Group
                     _________________________________

          Domain Partners II, L.P. and Domain Associates are filing this statement on Schedule 13G as a group.

          Domain Partners II, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates II, L.P., a Delaware limited partnership.

          Domain Associates is a New Jersey general partnership.